# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: South Plains Financial, Inc., CIK 0001163668
CUSIP: 83946P107
Title of class of securities: Common Stock, par value $1.00 per share
Address of issuer's principal executive offices: 5219 City Bank Parkway, Lubbock, Texas (TX), 79407
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-21-003998
Filed by CIK 0001775195

## Reporting persons
- Curtis C. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 685,087; shared voting power 480,360; sole dispositive power 685,087; shared dispositive power 480,360; aggregate amount beneficially owned 1,165,447 (6.15% of the class)
  Comment: Relating to items 5 and 7, includes (i) 153,908 shares held directly, (ii) 114,413 shares vested from stock options, (iii) 1,555 shares underlying stock options exercisable within 60 days of June 30, 2026, (iv) 3,211 shares covered by outstanding restricted stock units held of record by Mr. Griffith, (v) 64,000 shares held in the Richard Thomas White 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose, (vi) 87,000 shares held in the Birdie Lucille White 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose, (vii) 87,000 shares held in the William Hogan White 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose, (viii) 87,000 shares held in the Sydney Suzanne Griffith 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose, and (ix) 87,000 shares held in the Johnathan Brockway Griffith 2021 Trust, over which Mr. Griffith serves as trustee and exercises the authority to vote and dispose.
  
  Relating to items 6, 8 and 9, includes (i) 45,360 shares held by Mr. Griffith's spouse, which Mr. Griffith disclaims beneficial ownership of these shares except to the extent of his pecuniary interest, and the filing of this report is not an admission that Mr. Griffith is the beneficial owner of these shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or for any other purpose, and (ii) 435,000 shares held in the Curtis C. Griffith 2021 Irrevocable Trust, over which Mr. Griffith's spouse serves as trustee, which Mr. Griffith disclaims beneficial ownership of these shares except to the extent of his pecuniary interest, and the filing of this report is not an admission that Mr. Griffith is the beneficial owner of these shares for purposes of Section 13 of the Exchange Act or for any other purpose.
  
  Relating to item 11, the percentage based on the sum of 18,839,105 shares of common stock outstanding as of August 4, 2026, and 114,413 shares vested from stock options held by directly by Mr. Griffith as of June 30, 2026.

## Item 1. Issuer
Name of issuer: South Plains Financial, Inc.
Address of issuer's principal executive offices: 5219 City Bank Parkway, Lubbock, Texas 79407

## Item 2. Person Filing
Name of person filing: Curtis C. Griffith
Address of principal business office or, if none, residence: The address for the principal business office of Curtis Griffith is: 5219 City Bank Parkway, Lubbock, Texas 79407
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto for the Reporting Person and is incorporated herein by reference for the Reporting Person.
Percent of class: 6.15
Sole power to vote or to direct the vote: 685,087
Shared power to vote or to direct the vote: 480,360
Sole power to dispose or to direct the disposition: 685,087
Shared power to dispose or to direct the disposition: 480,360

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Curtis C. Griffith: /s/ Curtis C. Griffith, Curtis C. Griffith (08/12/2026)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of this filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.